Exhibit 99.2

IHS Holding Limited Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

To:Standard Chartered Bank (the “Facility Agent”)

26 May 2022

Dear Sirs

Extension Request Notice and amendment letter relating to the Facility Agreement (as defined below)

1.	Introduction

1.1	We refer to the up to US$500,000,000 bridge facility agreement originally dated 10 August 2021 and as amended pursuant to an amendment letter dated 29 September 2021 (the “Facility Agreement”) between, amongst others, the Facility Agent and IHS Holding Limited (the “Company”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).

1.3	The purpose of this Letter is to seek an extension to the Termination Date of the Facility Agreement and to seek the consents and amendments to the terms of the Facility Agreement, in each case as further set out below.

1.4	The provisions of clause 1.2 (Construction) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter

1.5	In this Letter:

“Effective Date” means the date upon which the Facility Agent has countersigned this Letter.

2.	Request for Extension of Termination Date

2.1	In accordance with clause 6.2 (Extension of Termination Date) of the Facility Agreement (as amended by this Letter on the Effective Date), with effect from the Effective Date, we request that the Termination Date be extended to the date falling six months after the Original Termination Date, being 10 February 2023 (the “Extended Termination Date”) and that the Facility Agent seeks the requisite confirmation of such from the Lenders.

2.2	We confirm that no Default is continuing.

2.3	We append herein as Appendix A, the Company Bridge Facility Certificate.

3.	Request for amendments

3.1	In accordance with clause 38 of the Facility Agreement, we hereby seek the consent of all of the Lenders to the following amendments to the Facility Agreement (the “Amendment Request”):

3.1.1	Paragraph (j) of the definition of “Takeout Financing” in clause 1.1 (Definitions) shall be deleted in its entirety and be replaced with:

“(j)

any Debt Financing incurred by any Subsidiary of the Company solely for the purposes of funding capital expenditure or the purchase of diesel, in each case, incurred by an operating Subsidiary of the Company, provided further that (1) once utilised, an amount equal to the proceeds (net of transaction costs) of that Debt Financing are actually applied for the purposes of funding (or refinancing the funding of) such capital expenditure or the purchase of diesel and (2) the Company shall be permitted to provide a guarantee in respect of that Debt Financing to the extent permitted by the terms of this Agreement; and”

3.1.2	Paragraph (c) of Clause 6.2 (Extension of Termination Date) shall be deleted in its entirety and be replaced with:
“(c)

The Facility Agent shall promptly notify each Lender upon receipt of an Extension Request, and each Lender shall promptly (and in any event prior to the date which is 20 Business Days prior to the Original Termination Date) confirm to the Facility Agent whether (in its sole discretion) it agrees to extend the Termination Date to the Extended Termination Date in relation to its participation in any outstanding Loans (each a “Lender Decision”). A Lender will be deemed to have rejected the Extension Request in relation to its participation in any outstanding Loans (which shall be deemed to be its Lender Decision) unless consent is expressly given by that Lender in writing to the Facility Agent prior to the date which is 20 Business Days prior to the Original Termination Date.”

3.1.3	Paragraph (d) of Clause 6.2 (Extension of Termination Date) shall be deleted in its entirety and be replaced with:
“(d)

Subject to (except to the extent any Lender which has consented to the Extension Request (a “Consenting Lender”) waives any or all such requirements (other than the requirement in sub-paragraph (iv) below), (in which case such waived requirement shall not be a condition to the participation in any outstanding Loans of that Consenting Lender being extended to the Extended Termination Date)):

(i)	receipt of or deemed receipt of the final Lender Decision;

(ii) no Default continuing on:

(A)

the Original Termination Date and the Company delivering a certificate to the Facility Agent signed by a director or senior officer of the Company confirming that no Default is continuing on the Original Termination Date; and

(B)

the date of the Extension Request and the Company delivering a certificate to the Facility Agent signed by a director or senior officer of the Company or confirming in the Extension Request that no Default is continuing on the date of the Extension Request;

(iii)

each Nigeria Obligor (as that term is defined in Schedule 17 (Additional Covenants)) and, for the avoidance of doubt, at all times including each Original Guarantor under (and as defined in) the Existing RCF Agreement) having, on or prior to the Original Termination Date, become a Guarantor pursuant to Clause 27.2 (Guarantors); and

(iv)	the first Utilisation Date having occurred on or prior to the Original Termination Date,

(such requirements together the “Extension Conditions”), the participation in any outstanding Loans of each Consenting Lender shall (without the requirement of any further action or consent from any Finance Party), be extended to the Extended Termination Date and any unutilised Commitments on the Original Termination Date shall be cancelled.”

3.1.4	Paragraph (e) of Clause 6.2 (Extension of Termination Date) shall be deleted in its entirety and be replaced with:
“(e)

Subject to the satisfaction (or waiver in accordance with paragraph (d) above) of the Extension Conditions, and paragraph (g) below, the Company agrees to pay to the Facility Agent (for the account of each Consenting Lender) an extension fee, at the time specified in paragraph (g) below, in an amount equal to 0.50% of the amount of that Consenting Lender’s participation in each Loan that has been utilised on or prior to the Original Termination Date (the “Extension Fee”).”

3.1.5	A new paragraph (g) shall be added to Clause 6.2 (Extension of Termination Date) as follows:
“(g)

Provided that the first Utilisation Date has occurred prior to the Original Termination Date and provided further that all outstanding Loans have not been prepaid in full in accordance with the terms of the Facility Agreement on or prior to the Original Termination Date, the Extension Fee shall be payable by the Company in full on or prior to the Original Termination Date to the Agent (for the account of each Consenting Lender).”

3.2	Any reference to “JPMorgan Chase Bank, N.A., London Branch” as Arranger shall be replaced with “J.P. Morgan Securities plc”.

3.3	The provisions of the Facility Agreement and the other Finance Documents shall, save as amended by this Letter, continue in full force and effect.

4.	Consents and Waivers

4.1	The Facility Agent confirms that the consent of all of the Lenders has been obtained to the Amendment Request referred to in paragraph 3 above in relation to the Facility Agreement (including, for the avoidance of doubt, the final Lender Decision) and the Parties therefore agree that, with effect from (and including) the Effective Date, the Facility Agreement shall be amended accordingly.

4.2	On the Effective Date, the Facility Agent (acting on the instructions of all Lenders) waives any Event of Default under or in respect of any Finance Document resulting from the Amendment Request.

4.3	With effect from (and including) the Effective Date, all references in the Facility Agreement to "this Agreement" shall include the Facility Agreement as amended by this Letter.

5.	Change of Arranger
5.1	On the Effective Date JPMorgan Chase Bank, N.A, London Branch assigns its rights and benefits under the Finance Documents and transfers its rights and obligations under the Finance Documents, in each case in its capacity as Arranger, to J.P. Morgan Securities plc.

5.2	The Facility Agent (acting on the instructions of other Finance Parties) and the Company (as Obligors' Agent) consents to the assignments and transfers described in this paragraph 5. The notice details in respect of J.P. Morgan Securities plc, for the purposes of the Finance Documents, shall be the same as those previously applicable in respect of JPMorgan Chase Bank, N.A, London Branch.

6.	Miscellaneous

6.1	This Letter is a Finance Document.

6.2	From the Effective Date, the Facility Agreement and this Letter shall be read and construed as one document.
6.3	Except as otherwise provided in this Letter, the Financing Documents remain in full force and effect.
6.4	Except to the extent expressly amended or waived in this Letter, no amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

6.5	A person who is not a party to this Letter has no right under the Contracts (Right of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Letter.
6.6	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

7.	Governing law

7.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

7.2	Clause 34 (Notices), Clause 39 (Confidential Information) and 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your agreement to the above.

Yours faithfully

/s/ Steve Howden

Name: Steve Howden

Title: EVP & Chief Financial Officer

For and on behalf of

IHS Holding Limited

Acknowledged and Agreed by

/s/ Valdeep Singh

Name:  Valdeep Singh

Title: Director

For and on behalf of

Standard Chartered Bank

as Facility Agent

/s/ Jonatrhan MacDougall

Name: Jonathan MacDougall

Title: Executive Director

For and on behalf of JPMorgan Chase Bank, N.A., London Branch

/s/ Jonathan MacDougall

Name: Jonathan MacDougall

Title: Executive Director

For and on behalf of J.P. Morgan Securities plc

Appendix A

Company Bridge Facility Certificate

To:Standard Chartered Bank (the “Facility Agent”)

From: IHS Holding Limited

26 May 2022

IHS Holding Limited – USD500,000,000

Credit Agreement dated 10 August 2021 and amended pursuant to an amendment letter dated 29 September 2021 (the “Agreement”)

1.	We refer to the Agreement. This is the certificate referred to in Clause 6.2(f) (Extension of Termination Date) of the Agreement.

2.	We confirm that as at the date of this certificate there is no Company Bridge Facility currently in place.

/s/ Steve Howden

Name: Steve Howden

Title: EVP, Chief Financial Officer

For and on behalf of

IHS Holding Limited